Relating to Preliminary Pricing Supplement No. 3, dated June 2, 2014 (To prospectus supplement dated December 2, 2013 and prospectus dated April 30, 2012)	Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-181059 FINAL TERM SHEET Dated June 5, 2014

THE ALLSTATE CORPORATION

LEOPARDS™*

EACH REPRESENTING A 1/1,000TH INTEREST IN A SHARE OF

FIXED RATE NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES F

CUSIP Number of Depositary Shares	Series	Public Offering Price(1)	Size ($/# Depositary Shares)(2)	Dividend Rate (Non- Cumulative)(3)	Dividend Frequency(4)	Maturity	Initial Redemption Date(5)	Make-Whole Premium(5)	Proposed NYSE Listing Symbol(6)	Purchasing Agent’s Discount	Net Proceeds (before Expenses)	Expected Ratings(7)
020002853	F	$25.00	$250,000,000/ 10,000,000	6.25%	Quarterly	Perpetual	October 15, 2019	45 basis points	ALL PR F	$0.7875	$242,125,000	Baa3 (Moody’s)/ BBB- (S&P)

(1)                                 Investment advisers, either registered under the Investment Advisers Act of 1940 or exempt therefrom, purchasing shares for the account of their advisory clients may be offered shares at up to a $0.40 discount to the public offering price

(2)                                 Shares to be outstanding immediately after this offering: 10,000,000 Depositary Shares.

(3)                                 Dividends are payable only when, as and if declared

(4)                                 Dividends are payable in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2014

(5)                                 The Issuer may, at its option, redeem the shares of Preferred Stock (i) in whole but not in part at any time prior to the Initial Redemption Date specified above, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,000 per share of Preferred Stock (or $25 per Depositary Share), or if greater, the present values of (A) $25,000 per share of Preferred Stock (or $25 per Depositary Share) and (B) all undeclared dividends for the dividend periods from the date of redemption to and including the Initial Redemption Date specified above, in each case, discounted to the date of redemption on a quarterly basis at a discount rate equal to the treasury rate plus the Make-Whole Premium specified above, plus, in each case, any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date, or (ii) in whole or in part, from time to time, on any dividend payment date on or after the Initial Redemption Date specified above at a redemption price equal to $25,000 per share of Preferred Stock (or $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date

(6)                                 If approved for listing, trading of the Depositary Shares is expected to commence within a 90-day period after June 12, 2014

(7)                                 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency

Offering Date: June 2, 2014 through June 5, 2014

Trade Date: June 5, 2014

Settlement Date: June 12, 2014 (T+5)

Alternative Settlement Cycle

It is expected that delivery of the Depositary Shares will be made against payment therefor on or about the fifth business day following the Trade Date (such settlement cycle being referred to as ‘‘T+5’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the Trade Date or the next succeeding business day will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers who wish to trade the Depositary Shares on the Trade Date or the next succeeding business day should consult their own advisors.

Minimum Denomination/Increments: $25.00/$25.00

Purchasing Agent: Incapital LLC

Trades settle flat and clear SDFS: DTC Book Entry

DTC Number 0235 via RBC Dain Rauscher Inc.

The Allstate Corporation has filed a registration statement (including a prospectus, a related prospectus supplement and a pricing supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the pricing supplement, prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Incapital LLC  1-877-878-9000 or emailing prospectus_requests@incapital.com.

*              The Incapital LEOPARDS™ program provides for the Long Execution of Preferred and Related Debt Securities